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                                                                    EXHIBIT 12.1



     For purposes of computing the ratio of earnings to fixed charges, historical, earnings consist of loss before provision for income taxes plus fixed charges. Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount and deferred financing costs. Earnings were insufficient to cover fixed charges for the period of inception (October 28, 1994) to December 31, 1994, for the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 and 1997, by approximately $65,000, $1.3 million, $3.1 million, $3.4 million and $500,000, respectively. As a result, the financial ratios of such periods are not meaningful and, therefore, are not included.